UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

HighPeak Energy, Inc.
(Name of Issuer)

Common Stock, par value $0.0001
(Title of Class of Securities)

43114Q 105
(CUSIP Number)

Jack Hightower HighPeak Energy, Inc. 421 W. 3rd Street, Suite 1000 Fort Worth, Texas 76102 Telephone: (817) 850-9200
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 22, 2022
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*       The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 43114Q 105	SCHEDULE 13D	Page 1 of 8 Pages

1	NAME OF REPORTING PERSON Jack Hightower
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO; PF (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF	7	SOLE VOTING POWER 10,253,265
SHARES BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 81,239,054
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER 10,253,265
WITH	10	SHARED DISPOSITIVE POWER 81,239,054
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 91,492,319(1)(2)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 76.5%(3)
14	TYPE OF REPORTING PERSON IN

1.

Jack Hightower (“Mr. Hightower”) may be deemed to have beneficial ownership of 91,492,319 shares. A portion of such shares are held (in the amounts set forth below) by HighPeak Energy Partners, LP, HighPeak Energy Partners II, LP and HighPeak Pure Acquisition, LLC.

2.

Includes (i) 6,847,495 shares issuable upon the exercise of stock options that have been vested as of the date hereof and (ii) 681,298 shares issuable upon the exercise of warrants exercisable within sixty (60) days of the date hereof.

3.

Based on 119,562,056 shares, including 109,226,691 outstanding as of August 4, 2022; 2,806,572 issued on August 23, 2022 as part of a private placement and 7,528,793 shares issuable upon the exercise of warrants and options held by Mr. Hightower.

CUSIP No. 43114Q 105	SCHEDULE 13D	Page 2 of 8 Pages

1	NAME OF REPORTING PERSON HighPeak Energy Partners, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF	7	SOLE VOTING POWER 0
SHARES BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 39,642,461
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER 0
WITH	10	SHARED DISPOSITIVE POWER 39,642,461
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 39,642,461
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 35.4%(1)
14	TYPE OF REPORTING PERSON PN

1.	Based on 112,033,263 shares, including 109,226,691 outstanding as of August 4, 2022 and 2,806,572 issued on August 23, 2022 as part of a private placement.

CUSIP No. 43114Q 105	SCHEDULE 13D	Page 3 of 8 Pages

1	NAME OF REPORTING PERSON HighPeak Energy Partners II, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF	7	SOLE VOTING POWER 0
SHARES BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 36,740,593
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER 0
WITH	10	SHARED DISPOSITIVE POWER 36,740,593
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 36,740,593
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 32.8%(1)
14	TYPE OF REPORTING PERSON PN

1.	Based on 112,033,263 shares, including 109,226,691 outstanding as of August 4, 2022 and 2,806,572 issued on August 23, 2022 as part of a private placement.

CUSIP No. 43114Q 105	SCHEDULE 13D	Page 4 of 8 Pages

1	NAME OF REPORTING PERSON HighPeak Pure Acquisition, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF	7	SOLE VOTING POWER 0
SHARES BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 4,856,000
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER 0
WITH	10	SHARED DISPOSITIVE POWER 4,856,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,856,000
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.3%(1)
14	TYPE OF REPORTING PERSON OO

1.	Based on 112,033,263 shares, including 109,226,691 outstanding as of August 4, 2022 and 2,806,572 issued on August 23, 2022 as part of a private placement.

CUSIP No. 43114Q 105	SCHEDULE 13D	Page 5 of 8 Pages

This Amendment No. 1 to the Statement of Beneficial Ownership on Schedule 13D (this “Amendment”) amends the Statement of Beneficial Ownership on Schedule 13D filed by the Filing Parties on August 31, 2020, as amended (the “Original Schedule 13D”), with respect to the Common Stock of the Company. Capitalized terms used but not defined in this Amendment shall have the meanings set forth on the Original Schedule 13D. Except as amended and supplemented by this Amendment, the Original Schedule 13D remains unchanged.

Item 2.         IDENTITY AND BACKGROUND

This Amendment amends and restates Item 2 of the Original Schedule 13D in its entirety as follows:

(a)         This Schedule 13D is filed by Jack Hightower, a United States citizen, HighPeak Energy Partners, LP, a Delaware limited partnership (“HPEP I”), HighPeak Energy Partners II, LP, a Delaware limited partnership (“HPEP II”), and HighPeak Pure Acquisition, LLC, a Delaware limited liability company (“Sponsor” and, together with the foregoing entities and person, the “Filing Parties”), pursuant to their agreement to the joint filing of this Schedule 13D attached hereto as Exhibit A.

In connection with the Transaction described in Item 3, the Filing Parties and HighPeak Energy III, LP, a Delaware limited partnership (“HighPeak III”), were issued, in the aggregate, (a) 81,839,054 shares of Common Stock and (b) 600,000 warrants to purchase Common Stock, exercisable within sixty (60) days of the date hereof. Mr. Hightower was also issued 5,953,495 employee stock options, exercisable for shares of Common Stock, with such options fully vested upon the date of grant. HighPeak III and Mr. Hightower were also issued 600,000 CVR’s (as defined below), which are not exercisable for Common Stock within sixty (60) days of the date hereof.

Mr. Hightower is a member of the general partner of HPEP I, and has the right to appoint all managers to the board of managers of HPEP I. HPEP I is the sole member of Sponsor. Mr. Hightower also has the right to appoint all managers to the board of managers of each of the general partners of HPEP II. Therefore, Mr. Hightower could be deemed to have shared beneficial ownership of the Common Stock beneficially owned by all Filing Parties.

(b)         The principal business address of Filing Parties is 421 W. 3rd Street, Suite 1000, Fort Worth, Texas 76102.

(c)         The principal business of HPEP I, HPEP II and Sponsor is to acquire, operate and manage assets on behalf of qualified purchasers. Mr. Hightower is also the Chief Executive Officer and Chairman of the Company.

(d)         During the last five years, none of the Filing Parties or any of their respective executive officers or directors has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)         During the last five years, none of the Filing Parties or any of their respective executive officers or directors was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)         The information from the response in subpart (a) of this section is incorporated by reference herein.

Item 3.         SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

This Amendment amends and restates Item 3 of the Original Schedule 13D in its entirety as follows:

The Common Stock beneficially owned by HPEP I and HPEP II was issued in exchange for the contribution of certain assets by HighPeak Energy I, a Delaware limited partnership (“HighPeak I”), of which HPEP I wholly owns the general partnership interest, and HighPeak Energy II, a Delaware limited partnership (“HighPeak II”), of which HPEP II wholly owns the general partnership interest, to the Company in the Company’s business combination (the “Transaction”) with Pure Acquisition Corp., a Delaware corporation (“Pure”). In connection with the Transaction, Sponsor was issued shares of Common Stock in exchange for shares of Class B common stock, par value $0.0001 per share (“Class B Common Stock”) of Pure, it held prior to the Transaction.

CUSIP No. 43114Q 105	SCHEDULE 13D	Page 6 of 8 Pages

HighPeak III and Mr. Hightower were each issued shares of Common Stock, warrants to purchase Common Stock (“Warrants”) and contingent value rights (“CVRs” and, together with the Common Stock and Warrants, each a “Security” and, collectively, the “Securities”) of the Company, pursuant to the Forward Purchase Agreement (as defined herein) entered into in connection with the Transaction, for aggregate cash consideration of $6,000,000.

On April 1 and 5, 2021, Mr. Hightower purchased 164,250 and 111,973 shares of Common Stock, respectively, for aggregate cash consideration of approximately $1,828,000 in personal funds.

On November 1, 2021, HighPeak III, an entity wholly owned by Mr. Hightower, transferred 500,000 shares of Common Stock and 500,000 Warrants to Mr. Hightower for no consideration.

On November 4, 2021, the Company granted 1,385,500 shares of restricted Common Stock which vest on the earlier of November 4, 2024 or a change in control of the Company.

On November 4, 2021, May 4, 2022 and August 15, 2022, the Company granted 164,500; 377,500 and 352,000 options to purchase shares of Common Stock, respectively.

On November 15, 16, 17, 18, 19 and 22, 2021, Mr. Hightower purchased 40,411; 20,689; 12,863; 3,777; 2,339 and 1,219 Warrants, respectively, for aggregate cash consideration of approximately $393,000 in personal funds.

On August 22, 2022, Mr. Hightower purchased 462,749 shares of Common Stock at a price of $21.61 per share pursuant to a subscription agreement (substantially in the form of the Subscription Agreement filed as Exhibit M hereto) by and between Mr. Hightower and the Company, as part of a private placement, for approximately $10,000,000.

With respect to Mr. Hightower’s beneficial ownership of the securities of the Company set forth in rows 7 through 13 on the cover page of this Schedule 13D, 1,557,521 shares of Common Stock held by Mr. Hightower are pledged to secure a bank loan.

Item 4.         PURPOSE OF TRANSACTION

This Amendment amends the first paragraph of Item 4 of the Original Schedule 13D as set forth below:

The response to Item 3 of this Schedule 13D is incorporated by reference herein. The Filing Parties acquired the Securities for investment purposes.

Item 5.         INTEREST IN SECURITIES OF THE ISSUER

This Amendment amends and restates Item 5 of the Original Schedule 13D in its entirety as follows:

(a) and (b) The information contained in rows 7, 8, 9, 10, 11 and 13 on the cover page of this Schedule 13D is incorporated by reference herein.

(c)         The responses to Item 3 and Item 4 of this Schedule 13D are incorporated by reference herein. Except as disclosed herein, none of the Filing Parties have effected any transactions in Common Stock during the past 60 days.

(d)         This Item 5(d) is not applicable.

CUSIP No. 43114Q 105	SCHEDULE 13D	Page 7 of 8 Pages

(e)         “On November 1, 2021, upon the transfer of 500,000 shares of Common Stock and 500,000 Warrants by HighPeak III to Mr. Hightower, HighPeak III was no longer a beneficial owner of the Common Stock, and will no longer be considered a Filing Party upon the filing of this Amendment.”

Item 7.         MATERIAL TO BE FILED AS EXHIBITS

This Amendment amends and supplements Item 7 of the Original Schedule 13D by adding the following exhibits thereto:

Exhibit L: Form of Subscription Agreement, by and between HighPeak Energy, Inc. and the purchaser party thereto (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K (File No. 001-39464) filed with the SEC on August 24, 2022).

CUSIP No. 43114Q 105	SCHEDULE 13D	Page 8 of 8 Pages

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: August 24, 2022

By:         /s/ Jack Hightower

Name:    Jack Hightower

HIGHPEAK ENERGY PARTNERS, LP

By:         HighPeak Energy Partners GP, LP

its general partner

By:         HighPeak GP, LLC

its general partner

By:          /s/ Jack Hightower

Name:     Jack Hightower

Title:       Chief Executive Officer

HIGHPEAK ENERGY PARTNERS II, LP

By:         HighPeak Energy Partners GP II, LP

its general partner

By:         HighPeak GP II, LLC

its general partner

By:          /s/ Jack Hightower

Name:     Jack Hightower

Title:       Chief Executive Officer

HIGHPEAK PURE ACQUISITION, LLC

By:         /s/ Jack Hightower

Name:    Jack Hightower

Title:      Chief Executive Officer